EXHIBIT 99.1

Quantum BioPharma Engages Stocks.news For Investor Relations, Marketing Services And Lead Generation Campaigns

TORONTO, June 02, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum” or the “Company”), a biopharmaceutical company focused on advancing innovative therapies and technologies, is pleased to announce that it has entered into an investor relations and consulting services agreement with Stocks.news through IR Agency LLC (the “Agency”) beginning on June 8, 2026.

Pursuant to the agreement, the Agency has agreed to communicate information about the Company, but not limited to, creating company profiles and media distribution to the financial community, building a digital community with respect to the Company, marketing of news distribution and also lead generation campaigns for a period of 6 months for a fee of US$250,000.

The Agency is arm’s-length to the Company and neither the Agency nor its principals hold an equity interest in the Company’s securities, either directly or indirectly, or the right to acquire any equity interest.

Rafael Pereira of the Agency will be involved in providing the investor relations services to the Company. The Agency’s contact information is as follows: IR Agency LLC, 23 Downing Street, Newark NJ 07105, info@ir.agency (862) 210-5959.

About Stocks.news IR Agency LLC

IR Agency doesn’t just want to build a digital community of potential investors. They’re opening your virtual doors to life’s visionaries, innovators, and pioneers – the kind of creative minds and deep-pocketed shareholders that you need on board. It’s a space for CEOs who want more – more growth, more profits, and more market share, where we do all the heavy lifting, so you can dedicate your time where it counts, building an industry powerhouse.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.84% (as of March 31, 2026) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

For more information, please go to www.quantumbiopharma.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include, but are not limited to, statements regarding the investor relations services to be provided by IR Agency LLC, the anticipated benefits of such services, the Company's ability to increase awareness among investors and other market participants, the future development and commercialization of the Company's products and technologies, and the Company's business plans, objectives and strategies.

Forward-looking statements are often identified by words such as "expects," "anticipates," "believes," "intends," "plans," "may," "will," "could," "should," "potential," "continue," and similar expressions. These statements are based on management's current expectations, estimates, projections, assumptions and beliefs as of the date of this news release.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: the effectiveness of the investor relations services provided by IR Agency LLC; changes in market conditions; the Company's ability to execute its business strategy; the progress, timing and results of research, development, preclinical and clinical activities; the ability to obtain necessary regulatory approvals; the availability of financing on acceptable terms; the protection and enforcement of intellectual property rights; competition within the pharmaceutical, biotechnology and wellness industries; and other risks disclosed in the Company's public filings available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Although the Company believes that the assumptions and expectations reflected in the forward-looking statements are reasonable as of the date hereof, there can be no assurance that such assumptions or expectations will prove to be correct. Readers should not place undue reliance on forward-looking statements, as actual results may differ materially from those anticipated.

The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811